EXHIBIT 99.1

[XTO ENERGY INC. LETTERHEAD APPEARS HERE]

May 5, 2004

Nancy G. Willis

Vice President

Bank of America, N.A., Trustee

Cross Timbers Royalty Trust

901 Main Street, 17th Floor

P.O. Box 830650

Dallas, Texas 75283-0650

Re: Overhead Escalation

Dear Nancy:

In creating the Cross Timbers Royalty Trust, XTO Energy Inc. conveyed certain net overriding royalties to the Cross Timbers Royalty Trust by executing Net Overriding Royalty Conveyances covering various properties. Under the terms of the Schedule B attached to the Conveyance, it was agreed that the Operator could charge certain overhead rates as stated in Section III. Section III.1.F. states that the overhead rates will be adjusted on the first day of April of each year, which adjustment will be made based upon the percentage of increase or decrease in the average weekly earnings of Crude Petroleum and Gas Production Workers for the last calendar year, as published by the United States Department of Labor, Bureau of Labor Statistics. A copy of the overhead section from the Conveyance is attached to this letter. Unfortunately, the Bureau of Labor Statistics has decided not to publish the overhead adjustment index. As a result, there is a question as to what index should be used with regard to the overhead adjustment.

Schedule B is based upon the Accounting Procedures published by the Council of Petroleum Accountants Societies (“COPAS”). COPAS has decided to provide guidance to the industry by publishing a replacement index for the index previously published by the Bureau of Labor Statistics. As shown by the attached letter from COPAS dated March 22, 2004, the new rate, effective April 1, 2004, will be a positive 2.3%. COPAS has also recommended changes to Section III.1.F., as shown by the attached Model Form Modification from COPAS, that are consistent with the change in the index (the language of the second change recommended by COPAS does not appear in Schedule B).

XTO wishes to modify the Conveyances in accordance with the recommendation of COPAS. We would propose to amend Section III.1.F. to read as follows:

“The overhead rate set in Section III.1.A. hereof shall be adjusted as of the first day of April each year following the Effective Date. The adjustment shall be computed by multiplying the rate then in use by the percentage increase or decrease in the rate published by the Council of Petroleum Accountants Societies. The adjusted rate shall be the rates currently in use, plus or minus the computed adjustment.”

Nancy G. Willis

May 5, 2004

Section 3.01 of the Cross Timbers Royalty Trust Indenture gives the Trustee the authority to take such action as in its judgment is necessary or advisable best to achieve the purpose of the Trust, including the authority to agree to modification or settlements of the terms of the Conveyances. Under this provision, we believe that the Trust has the authority to make these changes.

If you are in agreement with this amendment, please sign this letter below and return it to us for our files.

If you have any questions regarding the above, please let us know.

Very truly yours,

/S/ FRANK G. MCDONALD

Frank G. McDonald

Vice President, General Counsel & Assistant Secretary

AGREED TO AND ACCEPTED this 8th day of June, 2004.

CROSS TIMBERS ROYALTY TRUST

By:	BANK OF AMERICA, N.A., TRUSTEE

By:	/S/ NANCY G. WILLIS
Nancy Willis, Vice President

cc:	Mike Tyson
Vice President, Financial Reporting